UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NAVTECH, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

63935 Q 10 0

(CUSIP Number)

Jack Taraboulos, 11420 S.W. 109th Road, Miami, Florida 33176 (305) 271-4360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63935 Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOHN BETHANIS
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: GREECE

7. Sole Voting Power 589,443 8. Shared Voting Power: 0 9. Sole Dispositive Power 589,443 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 589,443
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person IN

Introductory Note

This Amendment No. 1 to Schedule 13D is being filed by John Bethanis to amend the Schedule 13D originally filed on February 19, 2004. This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Navtech, Inc., a Delaware corporation (the “Issuer”). Information in the original Schedule 13D remains in effect except to the extent that it is superseded by this Amendment No. 1 to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Bethanis funded the acquisition of 223,000 additional shares of the Issuer’s Common Stock reported in this Amendment No. 1 from personal funds.

Item 5.	Interest in the Securities of the Issuer

(a)	Mr. Bethanis owns 589,443 shares of Common Stock, which represents approximately 13.9% of the issued and outstanding shares of the Issuer (based upon the total issued and outstanding shares of Common Stock of the Issuer of 4,247,988 as of May 28, 2004, as contained in the Issuer’s Quarterly Report on Form 10-QSB filed on June 14, 2004).

(b)	Mr. Bethanis has sole voting and dispositive power over all 589,443 shares of Common Stock owned by him.

(c)	From April 12, 2004 through June 17, 2004, Mr. Bethanis purchased 223,000 shares of Common Stock in twenty-one separate open-market transactions. All shares of Common Stock were purchased for $1.02 per share, except for 10,000 shares which were purchased on April 12, 2004, at a price of $0.97 per share.

(d)	No person other than Mr. Bethanis is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this statement.

(e)	Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John Bethanis
JOHN BETHANIS

Dated: June 30, 2004

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